FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Commission File Number: 333-126534

BAIDU.COM, INC.

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

BAIDU.COM, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU.COM, INC.

By:	/s/ Shawn Wang
Name:	Shawn Wang
Title:	Chief Financial Officer

Date: October 26, 2005

Exhibit 99.1

Baidu Announces Financial Results for Third Quarter of 2005

Company Reports Stronger than Expected Revenue Growth

Following Successful IPO

BEIJING, China, October 26, 2005 – Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the quarter ended September 30, 20051.

Highlights of Third Quarter 2005

•	Total revenues increased to RMB88.9 million ($11.0 million), representing a 27.6% increase from the previous quarter and a 174.4% increase from the corresponding period in 2004. Net income for the quarter was RMB8.5 million ($1.1 million).

•	Number of active online marketing customers during the third quarter increased to over 53,000, an increase of 28.9% from the previous quarter and a 148.2% increase from the corresponding period in 2004.

“We are very pleased that Baidu continued its growth momentum during the third quarter with robust traffic expansion and strong revenue growth,” said Robin Li, Baidu’s Chairman and CEO. “Our focus on providing the best search experience to Chinese users, the stronger than expected branding effect of our successful IPO, and the progress that we made in refining our P4P platform contributed to our solid top line growth for the quarter.”

“As the leading website in China, we are well positioned for the continuing growth in the future,” Mr. Li added. According to Alexa.com, Baidu.com was the No. 1 website in China based on three-month average user traffic as of September 30, 2005.

Shawn Wang, Baidu’s CFO, said, “While we achieved strong revenue growth during the quarter, we have maintained a clear focus on investing in our operational infrastructure in order to position Baidu for sustainable growth in the future. We believe P4P online marketing in China is still at a very early stage, and it is extremely important for us to invest now for long-term growth. We significantly increased our investment in fixed assets, R&D and branding, as well as in strengthening our sales and distribution network during the quarter. We are confident that such investments in our operational infrastructure will help us better serve the needs of China’s rapidly expanding Internet user base and online marketing customer base, presently and in the long run.”

Financial Results for Third Quarter of 2005

Online marketing revenues for the third quarter of 2005 were RMB85.9 million ($10.6 million), representing a 28.7% increase from the previous quarter and a 188.5% increase from the corresponding period a year ago. The growth was primarily attributable to an increase in the number of active online marketing customers which increased to over 53,000, representing a 28.9% increase from the previous quarter and a 148.2% increase from the corresponding period in 2004.

Depreciation expenses of servers and other equipment as a component of cost of revenues was RMB7.7 million ($1.0 million), representing a 63.6% increase from the previous quarter and a 318.6% increase from the corresponding period in 2004. This increase was primarily attributable to expenses incurred in connection with the building of our new major data center in

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate as of September 30, 2005, which was RMB8.0920 to US$1.00.

Beijing to strengthen our ability to support increasing user traffic. Capital expenditures totaled RMB38.9 million ($4.8 million) for the third quarter of 2005, representing a 149.3% increase from the previous quarter.

Bandwidth cost as a component of cost of revenues was RMB6.7 million ($0.8 million), representing a 66.0% increase from the previous quarter and a 333.7% increase from the corresponding period in 2004 relating mostly to our data center expansion.

Traffic acquisition cost as a component of cost of revenues was RMB5.7 million ($0.7 million), representing 6.4% of total revenues compared to 9.4% in the corresponding period in 2004.

Research and Development expenses were RMB11.0 million ($1.4 million), a 58.8% increase from the previous quarter and a 224.0% increase from the corresponding period in 2004 reflecting the increase in R&D headcount.

Selling and marketing expenses as a component of selling, general and administrative expenses were RMB19.7 million ($2.4 million), representing an increase of 22.7% from the previous quarter and 189.8% from the corresponding quarter in 2004. The increase was mainly due to our ongoing brand promotion efforts during the quarter and the expenses incurred in strengthening our sales and distribution network.

Operating profit on a GAAP basis was RMB6.9 million ($0.9 million), representing a 42.2% decrease from the previous quarter and 172.0% increase from the corresponding period in 2004. The sequential decrease was mainly due to share-based compensation expenses and an increase in server depreciation and bandwidth costs associated with the opening of the new data center. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB17.7 million ($2.2 million) for the third quarter of 2005, remaining stable from the previous quarter and a 139.8% increase from the corresponding period in 2004.

Net income on a GAAP basis was RMB8.5 million ($1.1 million), representing a 29.4% decrease from the previous quarter and a 189.3% increase from the corresponding period in 2004. Net income excluding share-based compensation expenses (non-GAAP) was RMB19.3 million ($2.4 million), a 6.0% increase from the previous quarter and a 147.9% increase from the corresponding period in 2004. Basic and diluted earnings per ADS for the third quarter of 2005 amounted to RMB0.35 ($0.04) and RMB0.26 ($0.03), respectively.

Net cash provided by operating activities was RMB53.5 million ($6.6 million) for the third quarter of 2005, representing a 65.6% increase from the previous quarter and a 205.6% increase from the corresponding period in 2004.

Adjusted EBITDA (non-GAAP), which is defined here as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB27.8 million ($3.4 million) for the third quarter for 2005, representing a 12.1% increase from the previous quarter and a 176.8% increase from the corresponding period in 2004.

Outlook for Fourth Quarter 2005

Baidu currently expects to generate total revenues in an amount ranging from RMB102 million ($12.6 million) to RMB106 million ($13.1 million) for the fourth quarter of 2005, representing a 215-227% increase from the corresponding period in 2004. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call on October 26, 2005 at 8 PM (EDT) which corresponds to October 27, 2005 at 8 AM Beijing/Hong Kong time. A live and archived webcast of this conference will be available at http://ir.baidu.com.

Dial-in details for the conference call are as follows:

US: 617 224 4327

UK: 44 207 365 8426

Hong Kong: 852 3002 1672

Passcode for all regions: 44191413

A replay of the conference call may be accessed at the following number until 11 PM (EDT) on October 29, 2005:

International: 617 801 6888

Passcode: 53986750

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ National Market under the symbol “BIDU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; expected changes in our margins and certain cost or expense items as a percentage of our revenues; our ability to attract and retain users and customers; competition in the Chinese language Internet search market; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright, patent and other intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses and net income excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Baidu’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Contacts

China

Cynthia He

Baidu.com, Inc. (Beijing)

Tel: (8610) 8262 1188

ir@baidu.com

Christina Splinder

Ogilvy Public Relations Worldwide (Beijing)

Tel: (8610) 8520 6550

christina.splinder@ogilvy.com

US

Stefan Anikewich

Hill & Knowlton (New York)

Tel: (1) 212 885 0505

stefan.anikewich@hillandknowlton.com

Baidu.com, Inc. Condensed Consolidated Balance Sheets

(in RMB thousands)	September 30, 2005	June 30, 2005	December 31, 2004
	Unaudited	Unaudited	Audited
Cash and cash equivalents	966,309	210,696	200,196
Account receivable, net	21,456	21,038	9,645
Other current assets	8,797	7,929	2,421

Total current assets	996,562	239,663	212,262

Fixed assets, net	91,362	58,194	35,932
Intangibles, net	13,169	12,806	12,953
Goodwill	8,741	8,731	—
Investment under cost method	2,023	—	—
Other non-current assets	—	9,048	1,059

Total non-current assets	115,295	88,779	49,944

Total assets	1,111,857	328,442	262,206

Accrued expenses and other liabilities	74,309	39,799	21,900
Customers’ deposits	57,367	42,065	25,990
Deferred revenue	7,954	7,607	6,302

Total current liabilities	139,630	89,471	54,192

Redeemable convertible preferred shares	—	211,352	211,352

Shareholders’ equity (deficit)	972,227	27,619	(3,338)

Total liabilities, redeemable convertible
Preferred shares and shareholders’ equity (deficit)	1,111,857	328,442	262,206

Baidu.com, Inc. Condensed Consolidated Statements of Operations

	For the Three Months Ended
(in RMB thousands except for share, per share and per ADS information)	September 30, 2005	September 30, 2004	June 30, 2005
	Unaudited	Unaudited	Unaudited
Revenues
Online marketing services	85,884	29,767	66,721
Others	3,052	2,643	2,982

Total revenues	88,936	32,410	69,703
Less: business tax and surcharges	(5,723)	(1,922)	(4,529)

Total net revenues	83,213	30,488	65,174

Operating cost and expenses
Cost of revenues (note 1)	(24,319)	(8,203)	(16,386)
Selling, general and administrative	(30,166)	(11,497)	(23,725)
Research and development	(11,004)	(3,396)	(6,930)
Share-based compensation (note 2)	(10,807)	(4,849)	(6,169)

Total operating cost and expenses	(76,296)	(27,945)	(53,210)

Operating profit	6,917	2,543	11,964

Interest income, net	3,721	356	920
Foreign exchange loss, net	(550)	—	—
Other income, net	285	41	342
Net income before tax	10,373	2,940	13,226
Taxation	(1,869)	—	(1,175)

Net Income	8,504	2,940	12,051

Earnings per share for Class A and Class B ordinary shares, and per ADS:
Basic	0.35	0.27	0.99
Diluted	0.26	0.10	0.39
Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	24,010,660	10,963,517	12,156,710
Diluted	32,904,458	29,335,663	30,518,035

Pro forma earnings per share on an as converted basis for Class A and Class B ordinary shares, and per ADS[2]:
Basic	0.27	0.11	0.42
Diluted	0.26	0.10	0.39

Pro forma weighted average aggregate number of ordinary shares outstanding on an as converted basis for Class A and Class B ordinary shares:
Basic	31,249,302	27,612,394	28,805,587
Diluted	32,904,458	29,335,663	30,518,035

(1) Cost of revenues is analysed as follows:

Traffic acquisition costs	(5,660)	(3,038)	(4,270)
Bandwidth costs	(6,693)	(1,543)	(4,032)
Depreciation	(7,711)	(1,842)	(4,712)
Other	(4,255)	(1,780)	(3,372)

Total cost of revenues	(24,319)	(8,203)	(16,386)

(2) Share-based compensation expenses are allocated as follows:

Cost of revenues	(343)	(419)	(233)
Selling, general and administrative	(6,776)	(3,676)	(4,222)
Research and development	(3,688)	(754)	(1,714)

	(10,807)	(4,849)	(6,169)

[2]	Pro forma basic and diluted earnings per share are computed by dividing net income by weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred shares upon closing of the initial public offering as if the conversion had occurred at the beginning of the period, or when the preferred shares were issued, if later.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended September 30, 2004			Three months ended June 30, 2005			Three months ended September 30, 2005
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	2,543	4,849	7,392	11,964	6,169	18,133	6,917	10,807	17,724

	Three months ended September 30, 2004			Three months ended June 30, 2005			Three months ended September 30, 2005
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income	2,940	4,849	7,789	12,051	6,169	18,220	8,504	10,807	19,311

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*)(in RMB thousands, unaudited):

	Three months ended September 30, 2004	As a % of revenues	Three months ended June 30, 2005	As a % of revenues	Three months ended September 30, 2005	As a % of revenues
Net cash provided by operating activities	17,494	54%	32,034	46%	53,462	60%

Changes in assets and liabilities, net of effects of acquisitions	(7,060)	-22%	(7,175)	-10%	(24,094)	-27%
Provision for income taxes	—	—	1,175	2%	1,869	2%
Interest income and other, net	(397)	-1%	(1,261)	-2%	(3,456)	-4%
Tax benefits from exercise of stock options, warrants and other	—	—	—	—	—	—

Adjusted EBITDA	10,037	31%	24,773	36%	27,781	31%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.